

File No. 82-34719

Press Release from Securitas AB

April 25, 2005

Securitas to publish Interim Report 2005 on Tuesday, May 3, 2005

Securitas will publish its January-March 2005 financial report on Tuesday May 3 at 8.00 a.m. (CET). The report will be available on Securitas web site immediately after publishing.

Agenda (CET)

8.00 a.m. **Report Release**
The report will be sent as a press release via Hugin (www.huginonline.com) and will automatically be published on www.securitasgroup.com when released.

9.30 **Presentation slides will be available at www.securitasgroup.com**

10.00-11.00 **Information meeting:**
Securitas Senior Management to present the report and answer questions.
Venue: Securitas Building, Lindhagensplan 70, SE-102 28 Stockholm, Sweden.
Management will be available one hour after the information meeting for interviews.


05007951

To follow the presentation via Internet, go to **www.securitasgroup.com.**
To follow the presentation via telephone (and participate in Q&A session), call **+44 (0) 207 162 0182**

Recorded versions:
Information meeting: A recorded version of the webcast will be available on Securitas website for one month after the meeting, and a telephone-recorded version will be available until May 3rd on: **+44 (0) 207 031 4064, access code: 657350**

Subscribe for press releases
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For further information please contact:

Henrik Brehmer, SVP Investor Relations +44 (0) 20 8432 6523
+44 (0) 7884 117 192 (mob)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

PRESS RELEASE

from ASSA ABLOY AB (publ)

27 April 2005
no. 9/05

Annual General Meeting in ASSA ABLOY AB (publ)

At today's Annual General Meeting of shareholders in ASSA ABLOY AB, the following members of the board were re-elected: Bo Dankis, Carl Douglas, Gustaf Douglas, Georg Ehrnrooth, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg. Georg Ehrnrooth was re-elected Chairman of the Board.

Dividend

The General Meeting established the dividend proposed by the Board of Directors and the Managing Director amounting to SEK 2.60 per share. Monday 2 May 2005 was established as record day, and payment from VPC (the Securities Register Centre) is expected to start on Friday 6 May 2005.

Remuneration of Board

The Chairman of the Board and the Directors receive fees of a total sum of SEK 3.6 M (excluding fees for committee work).

Nomination Committee

The General Meeting decided to elect Gustaf Douglas, Staffan Grefbäck, Alecta, Marianne Nilsson, Robur and Melker Schörling members of the Nomination Committee until the end of the Annual General Meeting 2006. Gustaf Douglas was elected Chairman of the Nomination Committee. The tasks of the Nomination Committee are to prepare the election of Chairman and Directors of the Board, election of accountant, the establishment of fees for the Directors and matters pertaining thereto.

Further information can be obtained from:
Bo Dankis, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.

File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

27 April 2005
No. 8/05

STRONG GROWTH IN USA BUT WEAKER IN EUROPE FOR ASSA ABLOY

- Sales for the first quarter of 2005 increased organically by 2% to SEK 6,269 M (6,283) after exchange-rate effects of SEK -205 M.
- The operating margin (EBIT) for the quarter amounted to 14.2% (13.8).
- The transition to IFRS is estimated to reduce the operating margin by 0.3% in 2005.
- Net income for the first quarter amounted to SEK 559 M (555).
- Earnings per share amounted to SEK 1.49 (1.50) for the first quarter.
- Operating cash flow for the quarter amounted to SEK 549 M (615).

"Our sales in – by far our largest market –USA increased by 8% this quarter," says President and CEO Bo Dankis. "In Europe the effect of Easter limits our growth at the same time as we note different development trends between markets. We are now increasing the pace of change in Europe."

SALES AND INCOME

	First quarter			Full year
	2005	2004	Change	2004
Sales, SEK M	6,269	6,283	0%	25,526
of which:				
Organic growth			+2%	+5%
Acquisitions			+1%	+5%
Exchange-rate effects	-205		-3%	-4%
Operating margin (EBIT), %	14.2	13.8		14.4
Income before tax, SEK M	764	751	+2%	3,199
of which, exchange-rate effects	-17		-2%	
Net income, SEK M	559	555	+1%	2,356
Operating cash flow, SEK M	549	615	-11%	3,439
Earnings per share (EPS), SEK	1.49	1.50	-1%	6.33

The Group's sales in the first quarter totaled SEK 6,269 M (6,283). Organic growth was 2%. Translation of foreign subsidiaries' sales to Swedish kronor had a negative effect of SEK 205 M due to changes in exchange rates. Newly acquired companies had a positive effect of 1% on sales.

Operating income before depreciation, EBITDA, for the first quarter amounted to SEK 1,102 M (1,102). The corresponding margin was 17.6% (17.5). The Group's operating income, EBIT, amounted to SEK 890 M (868) after negative currency effects of SEK 33 M. The operating margin (EBIT) was 14.2% (13.8).

Income before tax for the first quarter was SEK 764 M (751) after negative currency effects due to translation of foreign subsidiaries amounting to SEK 17 M. The Group's tax charge totaled SEK 205 M (196), corresponding to an effective tax rate of 27% on income before tax. Earnings per share after tax for the first quarter amounted to SEK 1.49 (1.50).

Operating cash flow for the quarter, excluding costs of the restructuring program, amounted to SEK 549 M – equivalent to 72% of income before tax – compared with SEK 615 M last year. Working capital increased by SEK 333 M in the quarter, mainly referable to increased capital tied up in accounts receivable and inventories.

THE 'LEVERAGE AND GROWTH' ACTION PROGRAM

The two-year action program initiated in November 2003 is progressing well, with a long series of specific actions. Cost savings are projected to reach SEK 450 M a year by late 2005. Savings of SEK 70 M were realized during the first quarter 2005. During 2005, payments totaling SEK 56 M relating to the action program have been made and 950 of the 1,400 employees becoming redundant have left the Group. Negotiations concerning some 250 of the total of 1,400 employees affected by the program are still ongoing.

COMMENTS BY DIVISION

EMEA

Sales for the first quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 305 M (307), with -1% organic growth. Operating income amounted to EUR 44 M (44) with an operating margin (EBIT) of 14.3% (14.4). Return on capital employed amounted to 15.8% (16.1). Operating cash flow before interest paid totaled EUR 25 M (31).

Easter had a negative effect of over 3% on the division's sales. Sales growth in the first quarter continued to be widely spread. Scandinavia, Israel and eastern Europe are generating strong organic growth, while France, Benelux and Germany show a weaker development. The United Kingdom and Italy are maintaining the average pace of 2004. Activities under the Leverage and Growth action program are producing savings as planned. However, these were counteracted during the quarter by lower sales volumes. The new EMEA management has accelerated its efforts to implement the new strategy which leads to somewhat higher selling costs due to investments related to specification and DIY. These activities have not yet significantly affected sales.

AMERICAS

Sales for the first quarter in the Americas division totaled USD 283 M (273) with 5% organic growth. Operating income amounted to USD 51 M (45) with an operating margin (EBIT) of 17.9% (16.6). Return on capital employed amounted to 18.4% (16.4). Operating cash flow before interest paid totaled USD 32 M (38).

The positive trend in Americas continued during the first quarter in terms of sales, volumes and margins. The Door Group, the Residential Group and South America reported strong growth during the quarter. The Architectural Hardware Group showed improved growth and margins. Sales and earnings in Mexico suffered a temporary negative impact from changed tax regulations concerning inventories, which led to one-time adjustments of stock levels in the distribution chain.

ASIA PACIFIC

Sales for the first quarter in the Asia Pacific division totaled AUD 81 M (72) with 0% organic growth. Operating income amounted to AUD 8 M (9) with an operating margin (EBIT) of 9.7% (12.3). Return on capital employed amounted to 9.9% (13.3). Operating cash flow before interest paid totaled AUD 15 M (8).

Asia Pacific's sales increased as a result of acquisitions made. The organic growth was negatively affected by changed exchange rates on exports from New Zealand to the USA and continuing weakness in the Australian residential market. Growth in Asia improved during the quarter, mainly due to sales to other divisions. Earnings were affected negatively by lower volumes and higher sales costs in Asia. The increased sales costs are expected to produce higher sales later in the year.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,268 M (1,165) in the first quarter, corresponding to 9% organic growth. Operating income amounted to SEK 169 M (142) with an operating margin (EBIT) of 13.4% (12.2). Return on capital employed amounted to 12.4% (10.4). Operating cash flow before interest paid amounted to SEK 190 M (76).

Global Technologies reported strong organic growth due to increased sales in USA for all entities. Identification Technology Group continues to develop well. Automatic Doors improves margins by increased service sales. The Hospitality Group reported markedly improved sales during the quarter, which had a positive effect on the division's organic growth and margin. The restructuring program in the Hospitality Group is intensified, which leads to a temporary rise in the level of costs.

OTHER EVENTS

During the quarter ASSA ABLOY signed a contract to acquire 70% of the Chinese company WangLi. WangLi is a leading supplier of high-security doors and high-security locks in China. The company has built up a comprehensive distribution network in China and holds a leading position in its segment. WangLi's operations are based in the Zhejiang region south of Shanghai. Forecast annual sales for 2005 amount to SEK 200 M. Consolidation will take place during the second quarter.

In April a contract was signed to acquire the Swedish company Habo Industry, which has sales of SEK 45 M and supplies locks and fittings to the window and door industry in Scandinavia and in Europe. The acquisition is expected to contribute to earnings per share immediately.

BEST Metaline (Asia Pacific) and Doorman Services (Global Technologies) were consolidated from 1 February. Their combined annual sales are over SEK 200 M. The acquisitions contributed to earnings per share during the quarter. The acquisition cost including estimated earn-outs amount to some SEK 150 M. Preliminary acquisition analyses indicate that goodwill and other intangible assets with indefinite life amount to under SEK 100 M.

ACCOUNTING PRINCIPLES

ASSA ABLOY has adopted International Financial Reporting Standards (IFRS) from 1 January 2005. The transition to IFRS took effect from 1 January 2004, which required comparatives for 2004 to be adjusted in accordance with IFRS. The effects of the transition to IFRS were described in a separate report, 'IFRS-adjusted 2004 figures for ASSA ABLOY', published on 20 April 2005. The report is available on ASSA ABLOY's website. ASSA ABLOY's accounting principles under IFRS form Appendix 1 to the present report.

OUTLOOK *

Organic sales growth in 2005 is expected to continue at a good rate, although affected by the weaker development in Europe. The operating margin (EBIT) is expected to rise, mainly due to savings resulting from the restructuring program. Excluding payments relating to restructuring, the strong cash generation is expected to continue.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong position will accelerate growth and increase profitability.

Stockholm, 27 April 2005

Bo Dankis
President and CEO

*The outlook published in February 2005 read:
"Organic sales growth is expected to continue at a good rate. The operating margin (EBITA) is expected to rise, mainly due to savings resulting from the restructuring program. Excluding restructuring payments, the strong cash generation is expected to continue. Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability."

The Interim Report has not been reviewed by the Group's Auditor.

Financial information

Further Quarterly Reports from ASSA ABLOY AB will be published on 17 August and 8 November 2005.

Further information can be obtained from:
Bo Dankis, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

ASSA ABLOY is holding an **analysts' meeting** at **12.45 today** at **Operaterrassen in Stockholm**.
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+44 (0)20 7162 0181**.

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jan-Mar 2005 EUR M[1]	Jan-Mar 2005 SEK M	Jan-Mar 2004 SEK M	Jan-Dec 2004 SEK M
Sales	690	6,269	6,283	25,526
Cost of goods sold	-410	-3,725	-3,796	-15,221
Gross Income	**280**	**2,544**	**2,487**	**10,305**
Selling and administrative expenses	-182	-1,656	-1,619	-6,630
Share in earnings of associated companies	0	2	1	8
Operating income	**98**	**890**	**869**	**3,683**
Financial items	-14	-126	-118	-484
Income before tax	**84**	**764**	**751**	**3,199**
Tax	-22	-205	-196	-843
Net income	**62**	**559**	**555**	**2,356**
Allocation of net income:				
Share holders in ASSA ABLOY AB	62	558	553	2,349
Minority interests	0	1	2	7

EARNINGS PER SHARE	Jan-Mar 2005 SEK	Jan-Mar 2004 SEK	Jan-Dec 2004 SEK
Earnings per share after tax and before conversion [3]	1.52	1.51	6.42
Earnings per share after tax and full conversion [4]	1.49	1.50	6.33

CASH FLOW STATEMENT	Jan-Mar 2005 EUR M[1]	Jan-Mar 2005 SEK M	Jan-Mar 2004 SEK M	Jan-Dec 2004 SEK M
Cash flow from operating activities	58	523	561	3,339
Cash flow from investing activities	-27	-242	-885	-1,505
Cash flow from financing activities	-24	-222	558	-1,734
Cash flow	**7**	**59**	**234**	**100**

BALANCE SHEET	31 Mar 2005 EUR M[2]	31 Mar 2005 SEK M	31 Mar 2004 SEK M	31 Dec 2004 SEK M
Intangible fixed assets	1,621	14,803	14,871	14,138
Tangible fixed assets	590	5,388	5,686	5,279
Financial fixed assets	174	1,585	1,800	1654
Inventories	366	3,346	3,387	3,135
Receivables	491	4,479	4,654	4,146
Other non-interest-bearing current assets	90	825	724	705
Interest-bearing current assets	117	1,067	1,122	1,060
Total assets	**3,449**	**31,493**	**32,244**	**30,117**
Equity	1,334	12,176	10,678	11,253
Interest-bearing non-current liabilities	863	7,877	10,986	7,706
Non-interest-bearing non-current liabilities	41	378	330	406
Interest-bearing current liabilities	627	5,726	4,674	5,594
Non-interest-bearing current liabilities	584	5,336	5,576	5,158
Total equity and liabilities	**3,449**	**31,493**	**32,244**	**30,117**

CHANGE IN EQUITY	Jan-Mar 2005 EUR M	Jan-Mar 2005 SEK M	Jan-Mar 2004 SEK M	Jan-Dec 2004 SEK M
Opening balance 1 January	**1,239**	**11,253**	**9,847**	**9,847**
IFRS-effect (IAS 39)	-8	-77	-	-
Dividend [7]	-	-	-	-457
Transaction costs related to issue of convertible debentures	-	-	-	-18
Exchange difference for the period	41	441	276	-475
Net Income [1]	62	559	555	2,356
Closing balance at end of period [2]	**1,334**	**12,176**	**10,678**	**11,253**

KEY DATA	Jan-Mar 2005	Jan-Mar 2004	Jan-Dec 2004
Return on capital employed, %	14.2	13.5	15.3
Return on shareholders' equity, %	16.8	20.0	20.0
Equity ratio, %	38.7	33.1	37.4
Interest coverage ratio, times	7.1	7.4	7.6
Interest on convertible debentures net after tax, SEK M	7.9	5.6	24.0
Number of shares, thousands	365,918	365,918	365,918
Number of shares after full conversion, thousands	378,718	370,935	378,718
Average number of employees	28,765	29,225	29,160

File No. 82-34735

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Full Year 2004	Q 1 2005	12 month rolling
Sales	6,283	6,533	6,447	6,263	25,526	6,269	25,512
Organic growth [6]	3%	7%	6%	4%	5%	2%	-
Gross income	**2,487**	**2,658**	**2,621**	**2,539**	**10,305**	**2,544**	**10,362**
Gross income / Sales	39.6%	40.7%	40.7%	40.5%	40.4%	40.6%	40.6%
Operating income before depreciation (EBITDA)	**1,102**	**1,165**	**1,189**	**1,150**	**4,606**	**1,102**	**4,606**
Gross margin (EBITDA)	17.5%	17.8%	18.4%	18.4%	18.0%	17.6%	18.1%
Depreciation	-233	-236	-224	-230	-923	-212	-902
Operating income (EBIT)	**869**	**929**	**965**	**920**	**3,683**	**890**	**3,704**
Operating margin (EBIT)	13.8%	14.2%	15.0%	14.7%	14.4%	14.2%	14.5%
Financial items	-118	-121	-127	-118	-484	-126	-492
Income before tax	**751**	**808**	**838**	**802**	**3,199**	**764**	**3,212**
Profit margin (EBT)	12.0%	12.4%	13.0%	12.8%	12.5%	12.2%	12.6%
Tax	-196	-210	-221	-216	-843	-205	-852
Net income	**555**	**598**	**617**	**586**	**2,356**	**559**	**2,360**
Allocation of net income:							
Share holders in ASSA ABLOY AB	553	596	615	585	2349	558	2354
Minority interests	2	2	2	1	7	1	6

OPERATING CASH FLOW

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Full Year 2004	Q 1 2005	12 month rolling
Operating income (EBIT)	869	929	965	920	3,683	890	3,704
Depreciation	233	236	224	230	923	212	902
Net capital expenditure	-123	-166	-146	-215	-650	-140	-667
Change in working capital	-344	-184	142	374	-12	-333	-1
Paid and received interest	-45	-144	-67	-233	-489	-83	-527
Adjustment for non-cash items	25	-19	-36	14	-16	3	-38
Operating cash flow	**615** [5]	**652** [5]	**1,082** [5]	**1,090** [5]	**3,439** [5]	**549** [5]	**3,373**
Operating cash flow / Income before tax	0.82	0.81	1.29	1.36	1.08	0.72	1.05

CHANGE IN NET DEBT

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Full Year 2004	Q 1 2005
Net debt at beginning of the period	13,454	14,481	14,570	13,387	13,454	12,208
Operating cash flow	-615	-652	-1,082	-1,090	-3,439	-549
Restructuring payment	35	45	112	129	321	56
Paid tax	164	322	103	161	750	167
Acquisitions	830	23	-27	103	929	111
Dividend	-	457	-	-	457	-
Translation differences	613	-106	-289	-482	-264	506
Net debt at end of period	**14,481**	**14,570**	**13,387**	**12,208**	**12,208**	**12,499**
Net debt / Equity, times	1.36	1.35	1.20	1.09	1.09	1.03

CAPITAL EMPLOYED AND FINANCING

	Q 1 2004	Q 2 2004	Q 3 2004	Q 4 2004	Q 1 2005
Capital employed	25,159	25,350	24,577	23,461	24,675
- of which goodwill	14,611	14,644	14,382	13,917	14,562
Net debt	14,481	14,570	13,387	12,208	12,499
Minority interest	17	20	20	27	29
Shareholders' equity (excl minority interest)	10,661	10,760	11,169	11,226	12,147

DATA PER SHARE

	Q 1 2004 SEK	Q 2 2004 SEK	Q 3 2004 SEK	Q 4 2004 SEK	Full Year 2004 SEK	Q 1 2005 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	1.51	1.63	1.68	1.60	6.42	1.52	6.43
Earnings per share after tax and full conversion [4]	1.50	1.61	1.65	1.57	6.33	1.49	6.32
Cash earnings per share after tax and full conversion	2.12	2.25	2.27	2.23	8.87	2.11	8.86
Shareholders' equity per share after full conversion	31.24	33.88	34.72	34.74		36.90	

File No. 82-34735

RESULTS BY DIVISION

Jan - Mar respective 31 Mar	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	297	299	282	272	74	68	1,246	1,143			6,269	6,283
Sales, intragroup	8	8	1	1	7	4	,22	22	-142	-125		
Sales	**305**	**307**	**283**	**273**	**81**	**72**	**1,268**	**1,165**	**-142**	**-125**	**6,269**	**6,283**
Organic growth [6]	*-1%*	*2%*	*5%*	*2%*	*0%*	*7%*	*9%*	*6%*			*2%*	*3%*
Operating income (EBIT)	**44**	**44**	**51**	**45**	**8**	**9**	**169**	**142**	**-68**	**-63**	**890**	**869**
Operating margin (EBIT)	*14.3%*	*14.4%*	*17.9%*	*16.6%*	*9.7%*	*12.3%*	*13.4%*	*12.2%*			*14.2%*	*13.8%*
Capital employed	1,071	1,066	1,097	1,089	303	277	5,556	5,517	-64	-63	24,675	25,159
- of which goodwill	502	495	652	652	161	139	4,497	4,290			14,562	14,611
Return on capital employed	*15.8%*	*16.1%*	*18.4%*	*16.4%*	*9.9%*	*13.3%*	*12.4%*	*10.4%*			*14.2%*	*13.5%*
Operating income (EBIT)	44	44	51	45	8	9	169	142	-68	-63	890	869
Depreciation	14	14	8	8	3	3	17	23	2	1	212	233
Net capital expenditure	-8	-7	-5	-4	-2	-2	-21	-17	-10	-	-140	-123
Movement in working capital	-25	-20	-22	-11	6	-2	25	-72	-14	-	-333	-344
Cash flow	**25**	**31**	**32**	**38**	**15**	**8**	**190**	**76**			**629**	**635**
Adjustment for non-cash items									3	25	3	25
Paid and received interest									-83	-45	-83	-45
Operating cash flow [5]											**549**	**615**
Average number of employees	12,496	12,744	9,285	9,884	3,808	3,620	3,107	2,919	68	58	28,765	29,225

Jan - Mar respective 31 Mar	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales, external	2,693	2,746	1,934	2,014	396	380	1,246	1,143			6,269	6,283
Sales, intragroup	74	71	8	8	37	24	22	22	-142	-125		
Sales	**2,767**	**2,817**	**1,942**	**2,022**	**433**	**404**	**1,268**	**1,165**	**-142**	**-125**	**6,269**	**6,283**
Organic growth [6]	*-1%*	*2%*	*5%*	*2%*	*0%*	*7%*	*9%*	*6%*			*2%*	*3%*
Operating income (EBIT)	**398**	**405**	**349**	**335**	**42**	**50**	**169**	**142**	**-68**	**-63**	**890**	**869**
Operating margin (EBIT)	*14.3%*	*14.4%*	*17.9%*	*16.6%*	*9.7%*	*12.3%*	*13.4%*	*12.2%*			*14.2%*	*13.8%*
Capital employed	9,784	9,875	7,744	8,239	1,655	1,592	5,556	5,517	-64	-63	24,675	25,159
- of which goodwill	4,582	4,589	4,604	4,934	879	799	4,497	4,290			14,562	14,611
Return on capital employed	*15.8%*	*16.1%*	*18.4%*	*16.4%*	*9.9%*	*13.3%*	*12.4%*	*10.4%*			*14.2%*	*13.5%*
Operating income (EBIT)	398	405	349	335	42	50	169	142	-68	-63	890	869
Depreciation	126	134	52	58	15	17	17	23	2	1	212	233
Net capital expenditure	-68	-63	-31	-31	-11	-10	-21	-17	-10	-	-140	-123
Movement in working capital	-225	-183	-154	-79	35	-12	25	-72	-14	-	-333	-344
Cash flow	**231**	**293**	**216**	**283**	**81**	**45**	**190**	**76**			**629**	**635**
Adjustment for non-cash items									3	25	3	25
Paid and received interest									-83	-45	-83	-45
Operating cash flow [5]											**549**	**615**

Jan-Dec respective 31 Dec	EMEA [8] EUR M 2004	Americas [9] USD M 2004	Asia Pacific [10] AUD M 2004	Global technologies [11] SEK M 2004	Other SEK M 2004	Total SEK M 2004
Sales, external	1,179	1,125	320	4,811		25,526
Sales, intragroup	31	4	23	100	-533	
Sales	**1,210**	**1,129**	**343**	**4,911**	**-533**	**25,526**
Organic growth [6]	*3%*	*6%*	*7%*	*5%*		*5%*
Operating income (EBIT)	**174**	**199**	**52**	**632**	**-269**	**3,683**
Operating margin (EBIT)	*14,4%*	*17,6%*	*15,1%*	*12,9%*		*14,4%*
Capital employed	1,046	1,104	324	5,322	-268	23,461
- of which goodwill	495	654	159	4,313		13,917
Return on capital employed	*16,3%*	*18,2%*	*16,8%*	*11,8%*		*15,3%*
Operating income (EBIT)	174	199	52	632	-269	3,683
Depreciation	72	31	12	95	10	923
Net capital expenditure	-37	-27	-5	-78	-8	-650
Movement in working capital	-8	-11	-8	3	53	-12
Cash flow	**201**	**192**	**51**	**652**		**3,944**
Adjustment for non-cash items					-16	-16
Paid and received interest					-489	-489
Operating cash flow [5]						**3,439**
Average number of employees	12,774	9,767	3,629	2,925	65	29,160

Jan-Dec respective 31 Dec	EMEA [8] SEK M 2004	Americas [9] SEK M 2004	Asia Pacific [10] SEK M 2004	Global technologies [11] SEK M 2004	Other SEK M 2004	Total SEK M 2004
Sales, external	10,747	8,242	1,726	4,811		25,526
Sales, intragroup	284	28	121	100	-533	
Sales	**11,031**	**8,270**	**1,847**	**4,911**	**-533**	**25,526**
Organic growth [6]	*3%*	*6%*	*7%*	*5%*		*5%*
Operating income (EBIT)	**1,586**	**1,456**	**278**	**632**	**-269**	**3,683**
Operating margin (EBIT)	*14,4%*	*17,6%*	*15,1%*	*12,9%*		*14,4%*
Capital employed	9,433	7,303	1,671	5,322	-268	23,461
- of which goodwill	4,462	4,324	818	4,313		13,917
Return on capital employed	*16,3%*	*18,2%*	*16,8%*	*11,8%*		*15,3%*
Operating income (EBIT)	1,586	1,456	278	632	-269	3,683
Depreciation	529	227	62	95	10	923
Net capital expenditure	-340	-195	-29	-78	-8	-650
Movement in working capital	51	-76	-43	3	53	-12
Cash flow	**1,826**	**1,412**	**268**	**652**		**3,944**
Adjustment for non-cash items					-16	-16
Paid and received interest					-489	-489
Operating cash flow [5]						**3,439**

[1] Translated using an average rate for the period, 1 EUR = 9.08
[2] Translated using a closing rate at 31 March 2004, 1 EUR = 9.13
[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
[4] Number of shares, thousands, used for the calculation amount to 378,718 for March 2005, 370,935 for March 2004 and 375,103 for December 2004.
[5] Excluding payment of restructuring
[6] Organic growth concern comparable units after adjustment for acqusitions and currency effects.
[7] Translated using transaction day rate, 1 EUR = 9.14
[8] Europe, Israel and Africa
[9] North and South America
[10] Asia, Australia och New Zealand
[11] Door Automatics, Hospitality och Identification

DEFINITIONS

Organic growth: Change in sales for comparable units after adjustments for acquisitions and exchange-rate effects.

Gross margin (EBITDA): Operating income before depreciation as a percentage of sales.

Operating margin (EBIT): Operating income as a percentage of sales.

Profit margin (EBT): Income before tax as a percentage of sales.

Operating cash flow: See consolidated operating cash flow for definition.

Net capital expenditure: Investments in tangible fixed assets less disposals of tangible fixed assets.

Depreciation: Depreciation of intangible and tangible fixed assets.

Net debt: Interest-bearing liabilities less interest-bearing investments.

Capital employed: Total assets less interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.

Equity ratio*: Shareholders' equity as a percentage of total assets.

Interest coverage ratio: Income before tax plus net interest divided by net interest.

Return on shareholders' equity*: Net income exclusive minority interests plus interest expenses after tax for convertible debenture loans as a percentage of average shareholders' equity (exclusive minority interests) after full conversion.

Return on capital employed: Income before tax plus net interest as a percentage of average capital employed.

Earnings per share after tax and before conversion*: Net income exclusive minority interests divided by weighted average number of shares after before conversion.

Earnings per share after tax and full conversion*: Net income exclusive minority interests plus interest expenses after tax for convertible debenture loans divided by weighted average number of shares after full conversion.

Cash earnings per share after tax and full conversion*: Net income plus interest expenses after tax for convertible debenture loans, plus depreciation, less profit share from associated companies and adjustments for changes in deferred tax, divided by weighted average number of shares after full conversion.

Shareholders' equity per share after full conversion*: Shareholders' equity exclusive minority interests plus convertible debenture loans divided by numbers of shares after full conversion.

* *New definition*

APPENDIX 1 - Accounting principles

As of January 1, 2005, ASSA ABLOY has adopted International Financial Reporting Standards (IFRS) as endorsed by the European Union. The following accounting principles are based on the current IFRS which may be subject to change and final approval during 2005. The final version of accounting principles applied in the IFRS transition and in the financial statements 2005 will be published in the Annual Report 2005.

Basis of preparation
ASSA ABLOY's consolidated financial statements are prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

Estimates and assumptions
The preparation of financial reports is based on estimates and assumptions made by the Board of Directors and Group Management. Such estimates and assumptions may have impact on the income statement and the balance sheet as well as the disclosures and other information included in the financial reports. Thus, changes in estimates and assumptions may lead to changes in the financial statements. Estimates and assumptions play a significant role in, among other, the valuation of items such as provisions, identifiable assets and liabilities in connection with business combinations, as well as in the testing of goodwill and other assets for impairment and when making actuarial assumptions when calculating employee benefits.

Consolidated accounts
The consolidated financial statements include ASSA ABLOY AB (the Parent Company) and companies in which the Parent Company, directly or indirectly, holds more than 50 percent of the votes at the end of the reporting period, as well as companies of which the Parent Company exercises control by some other means. The consolidated income statement includes income from companies acquired during the year as from the date of acquisition. Income from companies sold during the year is included in the consolidated income statement for the period up to the date of disposal.

The consolidated financial statements are prepared in accordance with the purchase method of accounting, which means that the acquisition value of shares in subsidiaries is eliminated against their shareholders' equity at the time of acquisition. In this context, shareholders' equity in subsidiaries is determined on the basis of the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities at the date of acquisition. Thus, only the portion of the shareholders' equity of subsidiaries raised after the time of acquisition is included in the consolidated equity.

Minority interests
Minority interests are based on subsidiaries' accounts prepared in accordance with the Group's accounting principles. Minority interests in net income are presented on the face of the income statement, where net income is allocated to equity holders of the Parent and minority interests respectively. Minority participations in subsidiaries' equity are included in the balance sheet as a separate item of equity.

Associated companies
Associated companies are companies which are not subsidiaries and over which the Parent Company, directly or indirectly, has a significant influence. Participations in associated companies are reported in accordance with the equity method. An investment in an associate is initially recognized at cost and the carrying amount is increased or decreased in order to recognize the share of the profit or loss of the associate after the date of acquisition. Distributions received from associates reduce the carrying amount

of the investment. The share of profit or loss in the associate is included in the Group's income statement within the operating result.

Translation of foreign subsidiaries
Functional currency equals local currency in the respective countries where the Group companies operate. The Group applies the current method for translating the accounts of its foreign subsidiaries. The current method means that all balance sheet items except net income are translated at the closing-day rate. Net income is translated at the average rate and the difference arising thereby is taken directly to unrestricted reserves. Subsidiaries' income statements are translated at the average rate for the reporting period. The Group hedges to a limited extent its net investments in foreign operations. Such hedging is carried out through loans. Exchange rate differences on qualifying hedge of a net investment in a foreign operation are recognized in equity in the balance sheet.

Reporting by segment
The Group's business operations are divided organizationally among four divisions: EMEA, Americas, Asia Pacific and Global Technologies. The divisions provide the operational structure for internal control and reporting and form the Group's segments for financial reporting purposes. There are no secondary segments.

Revenue recognition
Revenue from sales of the Group's products is recognized when all significant risks and rewards associated with ownership are transferred to the purchaser in accordance with applicable conditions of sale, which is normally at the time of delivery. All sales are reported less VAT, discounts and returns.

Intra-group sales
Transactions between Group companies is carried out at arm's length and thus at market prices. Intra-Group sales are eliminated from the consolidated income statement and profits arising from intra-Group sales have been eliminated in their entirety.

Government grants
Grants from governments, public authorities etc are recognized when there is reasonable assurance that the company will comply with the conditions attaching to the grant and that the grant will be received. Grants related to assets are accounted for by reducing the carrying amount of the asset by the amount of the grant.

Leasing
Operational leases of limited scope exist within the Group. Leasing payments are expensed at a constant rate over the period of the operational lease contract and included in operating expenses in the income statement.

Research and development
Research costs are expensed as they are incurred. The costs of development work are included in the balance sheet only to the extent that they are expected to generate future economic benefits for the Group, provided that these benefits can be reliably measured. Such costs for development work are depreciated on a straight-line basis over the estimated useful life of the asset. Other development costs are expensed as they are incurred.

Borrowing costs
Borrowing costs are recognized as expenses in the period in which they are incurred.

Tax on income
The income statement includes all tax that is to be paid or received for the current year, adjustments relating to tax due for previous years, and changes in deferred tax. Tax sums have been calculated as nominal amounts in accordance with the tax regulations in each country and in accordance with tax rates that have either been decided or have been notified and can confidently be expected to be confirmed. For items reported in the income statement, associated tax effects are also reported in the income statement. The tax effects of items reported directly against equity are themselves reported against equity. Deferred tax is accounted for under the balance sheet liability method. This means that deferred tax is accounted for on all temporary differences between the carrying amounts of assets and liabilities and their taxable values. Deferred tax receivables relating to tax losses carried forward or other future tax allowances are reported to the extent that it is probable that the allowance can be set against taxable income in future taxation. Deferred tax liabilities relating to temporary differences resulting from investments in subsidiaries are not reported in ASSA ABLOYs consolidated accounts since the Parent Company can control the time at which the temporary differences are cancelled and it is not considered likely that such cancellation will occur in the foreseeable future.

Cash flow statement
The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments. Cash and cash equivalents include cash and bank balances and short-term investments that are exposed to only small risks of change in value and are traded on an open market for known sums and have a maturity date less than three months from the date of acquisition.

Goodwill and other acquisition related intangible assets
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the aquiree at the acquisition date and is carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units (CGU) in a manner consistent with the monitoring of performance of benchmarking units within ASSA ABLOY. Impairment testing of goodwill on a CGU level is systematically performed on an annual basis. A valuation model based on discounted future cash flow is used for such impairment testing of goodwill. Regarding tax deductible goodwill, deferred tax receivables based on local tax rates are recognized (with a corresponding reduction of goodwill) and further expensed as the tax deduction is utilized.

Other acquisition related intangible assets are often related to areas such as marketing, customers, contracts or technology. For ASSA ABLOY such assets are mostly different kinds of intangible rights such as trade marks, patents, distribution rights etc. Acquisition related identifiable intangible assets are recognized at fair value on the date of acquisition and subsequently carried at cost less any accumulated amortization and any accumulated impairment losses. Amortization is performed on a linear basis over the asset's estimated useful life. Intangible assets with an estimated indefinite life are tested annually for impairment.

Intangible assets
Intangible assets, which are not acquisition related, are recognized only if it is probable that the expected future economic benefits attributable to the assets will flow to the Group and that the cost of the asset can be reliably measured. Such an asset is recognized at cost and amortised over its estimated useful life. Subsequent measurement is based on cost less accumulated amortization and any accumulated impairment losses.

Tangible fixed assets
Tangible fixed assets are recognized at cost and subsequently carried at cost less accumulated depreciation and any accumulated impairment losses. Subsequent expenses are capitalised. Expenditure

on repairs and maintenance are expensed as incurred. The historical cost of a tangible fixed asset is depreciated systematically over the asset's expected useful life. The depreciation period for office buildings is normally 50 years, and for industrial buildings 25 years. A depreciation period of 7-10 years is applied to machinery and other technical facilities. Equipment and tools are depreciated over 3-6 years. A tangible fixed asset is reviewed for impairment whenever there is any indication that the carrying amount of the asset may not be recoverable. If the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in order to adjust the carrying value of the asset to its recoverable amount. The recoverable amount is the higher of an asset's fair value (less any selling cost) and its value in use. Value in use is measured as expected future discounted cash flows.

Inventories
Inventories are valued in accordance with the FIFO (First in, first out) principle at the lower of cost and net realizable value at the balance sheet date. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and an allocation of indirect manufacturing costs. Deductions for obsolescence are made as necessary.

Foreign currencies
Receivables and liabilities in foreign currencies are normally valued at the closing-day rate and transactions in foreign currencies are translated at the rate current on the transaction date.

Financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The definition of financial instruments thus includes equity instruments of another entity but also for example contractual rights to receive cash such as accounts receivables. Financial instruments are initially recorded at fair value with subsequent measurement depending on the classification of the instrument. For ASSA ABLOY, the most important categories of financial instruments are "Loans and receivables" and "Other financial liabilities" defined as follows.

"Loans and receivables" are non-derivative financial assets, with fixed or determinable payments, which are not quoted in an active market. Such financial assets arise when providing money, goods or services directly to a debtor without intention of trading the receivable. These assets are reported as current assets except when maturity exceeds 12 months after the balance sheet date (in such cases reported as financial fixed assets). The Group's current assets are mainly classified as loans and receivables, i.e. accounts receivables and most other current receivables. "Loans and receivables" are carried at amortized cost using the effective interest method. A financial asset is derecognized when the rights to receive cash flows from the asset expires or is transferred and substantially all risks and rewards of ownership have been transferred.

"Other financial liabilities" are financial liabilities not carried at fair value through profit and loss and not designated for hedging. Such financial liabilities with maturity exceeding 12 months are reported as non-current liabilities and those with maturity within 12 months after the balance sheet date are reported as current liabilities. Other financial liabilities include non-derivative financial liabilities such as accounts payable and other current liabilities as well as long-term and short-term loans. Financial liabilities are carried at amortized cost. A financial liability is derecognized when the obligation is discharged, cancelled or when it expires.

Provisions
Provisions are recognized when the Group has a present obligation as a result of a past event and it is probable that an outflow of economic benefits will be required in order to settle the obligation and a reliable estimate of the amount can be made.

Employee benefits
Both defined-contribution and defined-benefit pension plans exist in the Group. Comprehensive defined-benefit plans are found chiefly in the USA and the UK. In the USA post-retirement medical benefits are also available, which are treated in the same way as defined-benefit pension plans. Assessments related to defined-benefit pension plans are made by independent actuaries and are based on various actuarial assumptions concerning discount rate, future inflation, salary increases etc. Obligations are valued at discounted value at the balance sheet date. For funded plans, obligations are reduced by the fair value of the plan assets. Actuarial profits and losses lying outside the "ten-percent corridor" are distributed over the expected average remaining service period. In principle, pension costs for defined-benefit plans are expensed over the employee's service period. The Group's payments related to defined contribution pension plans are reported as a cost in the period to which they refer, based on the services performed by the employee. The part of the interest component in the pension cost that relates to the deficit in pension plans is reported as a financial expense.